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Women-led
The Honeybee Collective

Legal Cannabis Business

Denver, CO
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Early Investor Bonus: The investment multiple is increased to 2× for the next $60,000 invested.
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THE PITCH
The Honeybee Collective is seeking investment to purchase packaging & execute marketing strategy.
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INVESTOR PERKS

The Honeybee Collective is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

The Honeybee Collective T-Shirt Invest $250 or more to qualify. 25 of 25 remaining

The Honeybee Collective logo tees are a great way to show off your support for living wages, employee ownership, and sustainability in the cannabis industry.

The Honeybee Collective Hoodie Invest $500 or more to qualify. 25 of 25 remaining

The Honeybee Collective logo hoodies are a great way to show off your support for living wages, employee ownership, and sustainability in the cannabis industry.

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HELLO WORLD

We're thrilled to formally introduce you to The Honeybee Collective. We're a social impact brand bringing you the best cannabis under the sun.

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THE TEAM
Sholeh Mirzai
Chief Merchandising Officer

Sholeh comes from a consumer packaged goods (CPG) background and has worked on industry and globally leading brands such as The North Face, Under Armour and JanSport. She brings deep expertise in brand strategy, product design, and business intelligence. Sholeh oversees product development and business strategy with a keen eye towards consumer-centricity

Erin Parkins
Chief Operating Officer

Erin is a career team builder and marketing strategist and has worked in product marketing and sales in EdTech for over a decade. Her management skills, organization, and attention to detail are invaluable to our team and unmatched in the cannabis space. Erin ensures that our business operates efficiently and guides our communications and marketing activities.

Kate Myers, MPH

Director of Community Development & Reinvestment

Kate is a thought leader in the community health world. She has significant experience in the non-profit space, both as a fundraiser and a board member at Chaska USA. Kate drives our consumer data collection, community development, and ensures the integrity of our philanthropic partnerships.

Chris Becker
Director of Sales

Chris has sold cannabis products & services in multiple states for operators such as Kaviar, StarBars, Curio, and Think20 Labs; he prides himself on bringing professionalism to cannabis sales. Chris leads our sales efforts with his natural ability to connect with purchasing managers and budtenders alike, enabling The Honeybee Collective to both open new accounts and drive sell-through in current accounts.

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WHO WE ARE

We founded The Honeybee Collective on three key principles that have become the pillars of our brand, the aspects of our company that drive our strategy and decision-making.

We're employee-owned, for a more equitable future
We're community-driven, for lasting impact
We're sustainable, for a happier planet and people
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MEET THE HONEYBEE COLLECTIVE
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The founders of The Honeybee Collective tell our brand story.

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CANNABIS WITH A PURPOSE

Our mission is to build community wealth and a sustainable future. Our building blocks to achieve this mission are:

We sell only sustainably-made cannabis products.
We're majority employee-owned and always will be.
We reinvest 10% of our profits back into our community.
We implement people-first business practices in service of our employees.
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WHAT WE'LL SELL

We'll launch in February 2022 in Colorado with a curated selection of sustainably grown flower, pre-rolls, and concentrates: the products daily users purchase the most.

We source our flower from partners using the most sustainable grow practices such as living soil, greenhouse grows, and solar-powered light.
Our packaging is 100% recyclable, compostable, and upcyclable to ensure the lowest impact to our environment.
Our product line was designed for the everyday cannabis consumer, offering high quality, exceptional value, and reduced waste.
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THE MARKET OPPORTUNITY

We believe sustainable cannabis products represent a $4 billion market opportunity.

Sustainability-marketed branded products sell for 39.5% more than conventionally-marketed counterparts.
From 2015 to 2019, sustainability-marketed products grew 7.1x faster than products not marketed as sustainable.
Consumers are increasingly aware of the environmental impacts of their choices and seek low-impact products.
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BUILT TO SCALE

The Honeybee Collective licenses our brand and product standards to growers in exchange for a 20% royalty. This business model sets us up to quickly and easily grow both within Colorado and across states.

We're not affected by cannabis taxes that can slow down growth.
We're not a plant-touching cannabusiness so not affected by cannabis legislation.
We can launch in other states at any time.
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WHO WILL BUY FROM US

The Honeybee Collective consumers are daily users that want their cannabis experience to make them feel good inside and out.

They care about quality and consistency in their product.
They want to buy from a company that aligns with their values.
They want to support a company that gives back to the community.
They want to know their voice matters.
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Deep Dive: Our Brand Pillars
Employee-Owned 🌱 Community-Driven 🌱 Sustainable
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EMPLOYEE-OWNED

Employee-ownership is the fastest and most fair way to distribute profits to all who drive company growth.

We were founded on employee-ownership in order to maintain an equitable business model that puts the profits in the hands of the employees instead of just a few at the top
We are also committed to paying a local living wage to all employees, a 4-day work week, and unlimited PTO in order to ensure we are creating an environment where all employees can grow and thrive.
Research shows that being an employee-owned company is proven to provide higher household wealth, higher wage income, and longer job tenure for employees, making it a winning business model to help us create a more equitable future.
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COMMUNITY- DRIVEN

We believe our community is our greatest partner, and we want to work with them every step of the way.

By building "The Hive", our network of community members and consumers, we aim to create a truly community-driven and consumer-centric brand.
We actively reach out to out community by deploying quarterly surveys to help inform our business decisions, everything from which products to produce to which grows and dispensaries we should partner with.
We also give back to our community. 10% of our profits will go into The Honeybee Fund, a community-informed fund used to donate funds directly back into the communities in which we operate.
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SUSTAINABLE

We're building a brand based on sustainable products AND sustainable business practices for maximum, long term impact.

We are creating a sustainable business model that supports our employees and the community through ethical business practices such as paying a living wages and reinvesting 10% profits back into the communities we operate in.
We curate a selection of the best sustainably grown and produced cannabis products: sun grown flower, pre-rolls, and concentrates
Plus, we make sure to partner with only the best growers and producers to ensure they meet our standards for economic & environmental impact so we can all grow together.
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DECEMBER 2020
Consumer Survey #1
FEBRUARY 2021
Founded
JULY 2021
Incorporated
MAY 2021
Consumer Survey #2
DECEMBER 2021
Friends and Family Investing Opens
JANUARY 2021

General Investing Opens
JANUARY 2021
Consumer Survey #3
FEBRUARY 2022
Brand Launch
MARCH 2022
Investing Closes
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Packaging $50,000
Marketing $44,000
Mainvest Compensation $6,000
Total $100,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$340,000	$640,000	$1,400,000	$2,500,000	$5,000,000
Cost of Goods Sold	$78,000	$146,823	$321,175	$573,526	$1,147,052
Gross Profit	$262,000	$493,177	$1,078,825	$1,926,474	$3,852,948
EXPENSES					
Salaries	$120,000	$225,882	$494,116	$882,350	$1,764,700
Insurance	$1,850	$3,600	$7,200	$14,500	$36,000
Legal & Professional Fees	$85,250	$18,575	$45,250	$47,250	$50,275
Marketing	$75,000	$95,275	$175,550	$200,575	$250,000
Operating Profit	$-20,100	$149,845	$356,709	$781,799	$1,751,973

This information is provided by The Honeybee Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Pitch Deck - The Honeybee Collective.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends March 2nd, 2022
Summary of Terms
Legal Business Name Honeybee Collective LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $60,000 invested
2×
Investment Multiple 1.75×
Business's Revenue Share 1.2%-1.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1st, 2027
Financial Condition
Forecasted milestones

The Honeybee Collective forecasts the following milestones:

Sell $1.7 million in licensed products in 2022

Secure licensing agreement in 1 additional state in 2022

Grow our community to 5,000 members in 2022

Other outstanding debt or equity

As of 9/30/2021, The Honeybee Collective has debt of $50,000 outstanding and a cash balance of $50,000. This debt is sourced primarily from Chris Becker, Co-Founder, and will be senior to any investment raised on Mainvest. In addition to the The Honeybee Collective's outstanding debt and the debt raised on Mainvest, The Honeybee Collective may require additional funds from alternate sources at a later date.

Financial liquidity

The Honeybee Collective has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. The Honeybee Collective expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No operating history

The Honeybee Collective was established in July, 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of The Honeybee Collective to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

The Honeybee Collective operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Honeybee Collective competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Honeybee Collective's core business or the inability to compete successfully against the with other competitors could negatively affect The Honeybee Collective's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Honeybee Collective's management or vote on and/or influence any managerial decisions regarding The Honeybee Collective. Furthermore, if the founders or other key personnel of The Honeybee Collective were to leave The Honeybee Collective or become unable to work, The Honeybee Collective (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Honeybee Collective and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Honeybee Collective is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

The Honeybee Collective might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If The Honeybee Collective is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt The Honeybee Collective

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect The Honeybee Collective's financial performance or ability to continue to operate. In the event The Honeybee Collective ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Honeybee Collective nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Honeybee Collective will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Honeybee Collective is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Honeybee Collective will carry some insurance, The Honeybee Collective may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Honeybee Collective could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Honeybee Collective's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Honeybee Collective's management will coincide: you both want The Honeybee Collective to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Honeybee Collective to act conservative to make sure they are best equipped to repay the Note obligations, while The Honeybee Collective might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Honeybee Collective needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Honeybee Collective or management), which is responsible for monitoring The Honeybee Collective's compliance with the law. The Honeybee Collective will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Honeybee Collective is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Honeybee Collective fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Honeybee Collective, and the revenue of The Honeybee Collective can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Honeybee Collective to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

The Honeybee Collective is a newly established entity and has no history for prospective investors to consider.

This information is provided by The Honeybee Collective. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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